SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Caesarstone Ltd. (the “Company”) announces that Mrs. Irit Ben-Dov has resigned from the Company’s board of directors (the “Board”), effective as of December 14, 2025 (the “Resignation”). The Resignation was tendered for personal reasons and not as a result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

In connection with the Resignation, the Board has appointed Mr. Yaron Arzi to serve as a director of the Company, effective as of December 14, 2025 (the “Appointment”). Mr. Arzi will serve until the next annual general meeting of shareholders and to fill the vacancy created by the Resignation, in accordance with the Company’s articles of association and applicable law.

Mr. Arzi (64) brings over 30 years of senior executive and leadership experience across a broad range of industries, including manufacturing, retail, food, hospitality and international operations. He recently served as Chief Executive Officer of Brown Hotels. Previously, Mr. Arzi held senior financial and executive roles, including Chief Financial Officer and Deputy CEO of Din Marketing and Roasting Group, CFO of Negev Ceramics Group, CFO of Africa Israel Hotels, CFO of Soglowek, CFO of Tivall (Osem–Nestlé Group), and CFO of Johnson & Johnson Israel. He also led turnaround and value-creation processes for companies as part of his role at KCR, working closely with boards and management teams. Mr. Arzi previously served on the board of Africa Israel Hotels and has extensive experience in finance, operations, mergers and acquisitions, restructuring and strategic management. Mr. Arzi holds a Master’s degree in Public Administration from the University of Haifa and a Bachelor’s degree in Economics and Business Administration from Ruppin Academic Center.

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-251642, 333-210444 and 333-180313).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: December 15, 2025	By:	/s/ Nahum Trost
Name: Nahum Trost
Title: Chief Financial Officer